GLOBALIST CAPITAL, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Globalist Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 750

(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neil Morganbesser   310 319 2000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLC

(Name – if individual, state last, first, middle name)

2580 Sunrise Highway	Bellmore	NY	11710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Neil Morganbesser _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Globalist Capital, LLC _____ , as

of December 31 _____, 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____




Signature

CEO
Title

Notary Public



COSTIN HARNONCOURT
Commission # 2141197
Notary Public - California
Los Angeles County
My Comm. Expires Feb 27, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBALIST CAPITAL, LLC
(A Limited Liability Company)

DECEMBER 31, 2016

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Globalist Capital, LLC

We have audited the accompanying statement of financial condition of Globalist Capital, LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Globalist Capital, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Schwartz & Company, LLP

New York, New York
February 27, 2017

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com


GLOBALIST CAPITAL, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016


ASSETS

Cash	$	46,256
Due from affiliate		71,620
Prepaid expenses and other assets		1,765
Total assets	$	**119,641**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	29,002
Total liabilities		29,002
Member's equity		90,639
Total liabilities and member's equity	$	**119,641**

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Globalist Capital, LLC (the "Company"), is a limited liability company organized under the laws of the State of Delaware in November 2009. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain minimum net capital pursuant to SEC Rule 15c3-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue recognition
The Company earns fees from consulting services and securities offerings in which the Company acts as a placement agent. Revenue is recognized as consulting services are rendered and placement transactions are consummated.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Cash
Cash includes deposits in checking and savings accounts.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Actual results could differ from those estimates.

Income taxes
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes on its tax return. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2016.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions

In accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes", the Company did not recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the member's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2013 are no longer subject to examination by tax authorities.

3. RELATED PARTY TRANSACTIONS

Pursuant to an amended expense sharing agreement (the "Amended Agreement") between the Company and DelMorgan & Co., LLC ("DelMorgan"), DelMorgan will reimburse the Company for certain expenses and the Company reimburses DelMorgan for certain other expenses in accordance with the Amended Agreement. At December 31, 2016, the Company was due $71,620 from DelMorgan as reflected on the Statement of Financial Condition.

4. CONCENTRATION OF CREDIT RISK

Periodically throughout the year and at December 31, 2016, the Company may have significant cash balances. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. As of December 31, 2016, the Company does not have any balances in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

Two customers accounted for 100% of private placement fees for the year ended December 31, 2016.

5. COMMITMENTS AND CONTINGENCIES

As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations. The Company is currently involved in one such proceeding. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, in the opinion of management of the Company this pending matter against the Company will not have a material adverse effect on the Company's financial condition.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2016, the Company had net capital, as defined, of $17,254, which exceeded the required minimum net capital of $5,000 by $12,254. Aggregate indebtedness at December 31, 2016 totaled $29,002. The Company's percentage of aggregate indebtedness to net capital was 168%.

7. **EXEMPTION FROM SECURITIES INVESTOR PROTECTION CORPORATION – ASSESSMENT RECONCILIATION**

The Company is exempt from filing the assessment reconciliation with the Securities Investor Protection Corporation as its income does not exceed $500,000 for the year ended December 31, 2016.

8. **SUBSEQUENT EVENTS**

Management has reviewed subsequent events for possible adjustment to or disclosure in the financial statements through February 27, 2017, the date the financial statements were available to be issued. There were no subsequent events that required adjustment or disclosure in the financial statements.